Aerie Pharmaceuticals, Inc.

135 US Highway 206, Suite 15

Bedminster, New Jersey 07921

October 22, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

RE:	Aerie Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-191219

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aerie Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on October 24, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Andrew B. Barkan of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8468.

Very truly yours,

AERIE PHARMACEUTICALS, INC.

By:	/s/ Richard J. Rubino
	Name:	Richard J. Rubino
	Title:	Chief Financial Officer